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16013295

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 29 2016
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67357

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ShP Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6310 Greenwich Drive, Ste. 120
(No. and Street)

San Diego	CA	92122
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Nicolette Denney 760-815-1817
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson, Jr., CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Drive, Suite 508 West	Southfield	MI	48075
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Timothy G. Malott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ShP Securities, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President/CEO

Title

See Notary Attachment

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~. CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

CALIFORNIA JURAT

State of California)

County of San Diego)

Subscribed and sworn to (or affirmed) before me on this 25th day

of Feb, 20 16, by Timothy G Malott

______________________________,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.



OFFICIAL SEAL
KELSY ROSE DAMM
NOTARY PUBLIC-CALIFORNIA
COMM. NO. 1987417
SAN DIEGO COUNTY
MY COMM. EXP. AUG. 6, 2016

Signature [signature]

(Seal)

OPTIONAL INFORMATION

Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this jurat to an unauthorized document and may prove useful to persons relying on the attached document.

Description of Attached Document

This certificate is attached to a document titled/for the purpose of

Oath of Affirmation

containing ______ pages, and dated ______________

Additional Information

Method of Affiant Identification

Proved to me on the basis of satisfactory evidence:

○ form(s) of identification ○ credible witness(es)

Notarial event is detailed in notary journal on:

Page # ____ Entry # ____

Notary contact: ______________

Other

☐ Affiant(s) Thumbprint(s) ☐ Describe: ______________

SHP SECURITIES, LLC

Table of Contents

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
ShP Securities, LLC
6310 Greenwich Drive
San Diego, CA 92122

Report on the Financial Statements

I have audited the accompanying statement of financial condition of ShP Securities, LLC as of December 31, 2015 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of ShP Securities, LLC management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ShP Securities, LLC as of December 31, 2015, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of ShP Securities, LLC financial statements. Supplemental Information is the responsibility of ShP Securities, LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information . In forming my opinion on the Supplemental Information, I evaluated whether the Net Capital Computation, including its

form and content is presented in conformity 17 C.F.R. # 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr. CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 22, 2016

SHP SECURITIES, LLC

Statement of Financial Condition
December 31, 2015

ASSETS		
Cash	$	20,798
Accounts receivable		31,267
Prepaid expense		231
Total Assets	$	52,296
LIABILITIES AND MEMBER'S EQUITY		
Liabilities	$	1,993
Member's equity		50,303
Total liabilities and member's equity	$	52,296

See accompanying notes to financial statements
and independent auditors' report.

SHP SECURITIES, LLC

Statement of (Loss)
For the Year Ended December 31, 2015

Revenue:	
Success and retainer fees	$ 1,071,392
Expenses:	
Project related costs and referral fees	967,047
Occupancy	64,800
Professional fees	13,200
Other operating expenses	81,855
Total Expenses	1,126,901
Net Income	(55,510)

See accompanying notes to financial statements
and independent auditors' report.

SHP SECURITIES, LLC

Statement of Changes in Member's Equity
For the Year Ended December 31, 2015

Balance at December 31, 2014	$ 105,813
Net Income	(55,510)
Balance at December 31, 2015	$ 50,303

See accompanying notes to financial statements
and independent auditors' report.

SHP SECURITIES, LLC

Statement of Cash Flows
For the Year Ended December 31, 2015

Cash flows from operating activities:	
Net loss	$ (55,510)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Accounts receivable	52,344
Prepaid expense	2,354
Accounts payable	(454)
Net cash used in operating activities	54,245
Net decrease in cash	(1,266)
Cash at beginning of year	22,064
Cash at end of year	$ 20,798
Supplemental disclosure of cash flow information:	
Cash paid for:	
LLC fees and franchise taxes	$ 3,300

See accompanying notes to financial statements
and independent auditors' report.

SHP SECURITIES, LLC

Notes to Financial Statements
December 31, 2015

NOTE 1. NATURE OF OPERATIONS

ShP Securities, LLC (the "Company") is a California Limited Liability Company ("LLC") registered as a broker/dealer in securities under the Securities Exchange Act of 1934, as amended. The Company was organized on April 3, 2006. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is an LLC and due to the nature of an LLC, its member has limited liability.

The Company is a corporate finance advisory firm, providing a range of merger and acquisition ("M&A") solutions for the business market. It does not carry security accounts for customers and does not perform custodial functions relating to customer securities. The Company is a wholly owned subsidiary of Shoreline Partners, LLC (the "Parent").

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") and in the format prescribed by Rule 15a-5 under the Securities Exchange Act of 1934 for broker/dealers in securities.

Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Revenue Recognition

Success fees are recognized as earned and retainer fees are recognized as services performed.

Concentration of Credit Risk

The Company maintains its bank accounts at financial institutions located in California, the balances of which, at times, may exceed federally insured limits. The Company has not experienced any losses in such cash accounts and management believes it places its cash on deposit with financial institutions which are financially stable.

Income Taxes

The Company is not subject to federal or state income taxes and, accordingly, no provision for taxes has been made in the accompanying financial statements. The member is required to report any gains, losses, credits or deductions on its individual tax returns. Generally, the Company is subject to income tax examinations by major taxing authorities during the three-year period prior to the period covered by these financial statements. If such examination results in a change in the Company's income tax status, a provision for income taxes may need to be recorded.

Subsequent Events

Management of the Company has evaluated all subsequent transactions through the date of the independent auditors' report, the date the financial statements were available to be issued, and has determined that there are no subsequent events that require disclosure.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is subject to Rule 15c3-1(a)(2)(ii) of the Securities Exchange Act of 1934, as amended, which requires that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15 to 1, and that the Company maintain minimum net capital of $5,000 or 6 2/3% of aggregated indebtedness ($133 at December 31, 2015), whichever is higher. At December 31, 2015, the Company's net capital was $18,806, which is in excess of the required minimum net capital. Also, at December 31, 2015 aggregate indebtedness to net capital ratio was .11 to 1.

NOTE 4. CONTINGENCIES

Litigation

The Company is not involved in any material claims or litigation. Management does not believe there are claims that would have a material effect on the financial statements of the Company.

NOTE 5. RELATED PARTY TRANSACTIONS

The Company has a month-to-month cost sharing agreement with its Parent whereby the Company pays the Parent for use of office space and general office services. During the year ended December 31, 2015, the Company incurred $132,000 of expenses which is included in various expense accounts in the statement of operations.

The Company pays its Parent for consulting services. During the year ended December 31, 2015, the Company incurred $935,500 of consulting expenses for services provided by its Parent; this amount is included in project related costs and referral fees in the statement of operations.

NOTE 6. ACCOUNTS RECEIVABLE AND REVENUE CONCENTRATION

Included in accounts receivable are commissions receivable from a 2012 transaction in which the balance due is $15,267 as of December 31, 2015. The commission receivable is due in annual installments through 2016, with only the $15,267 remaining to be paid in full in 2016. If certain contingencies are met, the Company could receive an additional $15,000. This amount has not been recorded in the accompanying financial statements.

During 2015, three customers accounted for 67 % of revenue, 48%, 10 % and 9% respectively.

NOTE 7 – SUBSEQUENT EVENTS

Management has reviewed the results of operations for the period of time from its year-end December 31, 2015 through February 9, 2016, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements.

SUPPLEMENTARY INFORMATION

SHP SECURITIES, LLC

Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2015

NET CAPITAL		
Total member's equity	$	50,303
Less non-allowable assets:		
Accounts receivable		(31,267)
Prepaid expense		(230)
Net capital	$	18,806
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum dollar net capital required (6-2/3% of aggregate indebtedness or $5,000, whichever is greater)	$	5,000
Net capital in excess of amount required	$	13,806
Aggregate indebtedness	$	1,993
Ratio of aggregate indebtedness to net capital		10.60%

SHP SECURITIES, LLC

Schedule II – Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2015

Net capital as previously reported in Part II of Form X-17A-5 of the Company's Unaudited FOCUS report	$	18,805
Adjustment		+1
Net capital as reported on the Company's FOCUS report	$	18,806
Aggregate indebtedness as previously reported in Part II of Form X-17A-5 of the Company's Unaudited FOCUS report	$	1,993
Adjustment		-
Aggregate indebtedness as reported on the Company's FOCUS report	$	1,993

SHP SECURITIES, LLC

Schedule III – Computation for Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission
For the Year Ended December 31, 2015

A computation of reserve requirement is not applicable for ShP Securities, LLC, as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

Schedule IV – Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission.
For the Year Ended December 31, 2015

A computation of reserve requirement is not applicable for ShP Securities, LLC, as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2015

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 22, 2016

Board of Directors
ShP Securities, LLC
6310 Greenwich Drive,
Ste. 120
San Diego, CA 92122

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) ShP Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which ShP Securities, LLC claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(i), and (2) ShP Securities, LLC stated that ShP Securities, LLC has met the identified exemption provisions throughout the most recent fiscal year without exception. ShP Securities, LLC.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about ShP Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson, Jr., CPA



ShP Securities, LLC

February 10, 2016

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (i) for FYE December 31, 2015

Dear Mr. Richardson, Jr.:

Please be advised that ShP Securities, LLC, has complied with Exemption Rule 15c3-3 (k) (2) (i), for the period of January 1, 2015, through December 31, 2015. ShP Securities, LLC , Inc. did not hold customer securities or funds at any time during this period and does business on a limited basis (M & A advisory transactions only). ShP Securities, LLC's past business has been of a similar nature, and the Firm has complied with this exemption since its inception.

Timothy G. Malott, the President/CEO of ShP Securities, LLC, has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review, December 31, 2015.

Timothy G. Malott has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any known events or other factors that might have affected ShP Securities, LLC's compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (858) 587-9800.

Sincerely,

ShP Securities, LLC
By:



Timothy G. Malott
President/CEO

REPORT ON SIPC ASSESSMENT RECONCILIATION

For the year ended December 31, 2015

Edward Richardson Jr., CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

Board of Directors
ShP Securities, LLC
6310 Greenwich Drive, Ste. 120
San Diego, CA 92122

In accordance with Rule 17a-5c(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period January 1, 2015 to December 31, 2015, which were agreed to by ShP Securities, LLC. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating ShP Securities, LLC., compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). ShP Securities, LLC.'s management is responsible for ShP Securities, LLC compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7 with the respective cash disbursements record entries, including check amount of $1,993.00.

2. Compared audited Total Revenue for the period of January 01,2015 through the December 31, 2015 (fiscal year-end) with the amounts reported on Form SIPC-7 for the same period noting no reportable reconciliation differences.

3. Compared any adjustments reported Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. According to our findings, ShP Securities, LLC. had no reportable differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



February 22, 2016

Pursuant to Rule 15c3-3 of the Securities and Exchange Commission For the Year Ended December 31, 2015

SHP SECURITIES, LLC

Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation
For the Year Ended December 31, 2015

	Amount
Total assessment	$1,071,392
SIPC-6 general assessment	685
SIPC-7 general assessment	1,993
Total assessment balance	$ 2,678

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

22*22*******3172**********************MIXED AADC 220
067357 FINRA DEC
SHP SECURITIES LLC
ATTN TIM MALOTT
6310 GREENWICH DR STE 120
SAN DIEGO CA 92122-5902

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 2678

B. Less payment made with SIPC-6 filed (exclude interest) (685)

7-15
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1993

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1993

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SHP Securities, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 19 day of January, 20 16.

PRESIDENT CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

ShP Securities LLC

INDEPENDENT AUDITORS' REPORT
AND FINANCIAL STATEMENTS

For the Year Ended December 31, 2015